Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 28/2/2022:

68,430,088 Common Shares

Date: March 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On February 2, 2022, the Israeli Patent Office approved the registration of the trademark “Roma” (the “Roma Trademark”) by IMC Holdings Ltd. (“IMC Holdings”), the Issuer’s wholly-owned Israeli subsidiary. Roma is IMC Holdings’ leading cannabis strain in Israel. The Roma Trademark is valid until July 1, 2031.

•
On February 8, 2022, the Issuer announced that it engaged MZHCI, LLC, an MZ Group Company ("MZ") to lead the Issuer's strategic investor relations and financial communications program across all key markets. The investor relations agreement between the Issuer and MZ (the "MZ Agreement") commenced on February 1, 2022, for a term of three months until April 30, 2022, and will automatically renew for an indefinite period, subject to termination by either party upon 30 days prior written notice. Pursuant to the MZ Agreement, MZ Group will be paid a fee of USD$14,000 per month, plus applicable taxes. Subject to the terms of the MZ Agreement and if the MZ Agreement remains in effect as of August 1, 2022, the Issuer will issue to MZ 35,000 common shares at a price per share to be determined based on the market price of the Issuer's common shares on the Canadian Securities Exchange ("CSE") on the trading day prior to August 1, 2022, subject to applicable discounts permitted under CSE policies.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of Trichome Financial Corp. (“Trichome”) and MYM Nutraceuticals Inc. (“MYM”), on March 18, 2021, and July 9, 2021, respectively, Management is focused on integrating and managing its Canadian assets in Canada and maximizing company-wide revenue and margins. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through Focus Medical Herbs Ltd. (“Focus Medical”).

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

•	Please see section 1 above regarding the MZ Agreement. MZ is not a Related Person to the Issuer.

•
On February 1, 2022, the Issuer retained newswire services from PR Newswire Europe Ltd (“PR Newswire”) and Zadok-Keinan Ltd. (“ZK”) according to which PR Newswire and ZK will provide the Issuer newswire services in Canada and U.S., respectively. PR Newswire and ZK are not Related Persons to the Issuer.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

•
The Issuer terminated the agreement that was signed on November 13, 2019, with INFOR Financial Inc. ("INFOR") for capital markets support services. The termination is effective as of February 27, 2022.

•
The Issuer terminated the agreement that was signed on January 28, 2021 with Kanan Corbin Schupak & Aronow, Inc. d/b/a KCSA Strategic Communications (“KCSA”) for investor relations and public relations services. The termination is effective as of February 20, 2022.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

•	In February 2022, the Issuer launched its popular Canadian brand, WAGNERS, in the Israeli medical cannabis market.

•	Please see section 1 above regarding the registration of the Roma Trademark.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In February 2022, the issuer hired thirteen employees and eighteen resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On November 19, 2021, Adjupharm filed a Statement of Claim (the “Claim”) to the District Court of Stuttgart (the “Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately €947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021 by the Court. In January 2022, Stroakmont & Atton filed its Statement of Defence to the Court. In February 2022, Adjupharm received a one-month extension to March 22, 2022, to file its response to Stroakmont & Atton’s Statement of Defence. The court hearing is scheduled for May 27, 2022.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	208,312	Exercise of stock options	$333,299.20 to be used for working capital.

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer’s business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome’s debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 7, 2022

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End February 2022	Date of Report YY/MM/D 2022/03/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/